COLDSTREAM SECURITIES, INC.
Report of Independent Registered Public Accounting Firm and Financial Statements with Supplementary Information
Year Ended December 31, 2020

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition has been filed with the Securities and Exchange Commission herewith as a PUBLIC DOCUMENT.







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One 100th Ave NE Suite 102
(No. and Street)

Bellevue	WA	98004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Erika Yelle, Chief Compliance Officer, 425-283-1604
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

999 Third Avenue Suite 2800	Seattle	WA	98104-4019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Erika Yelle _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Coldstream Securities, inc. _____, as

of December 31 _____, 20 20 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



Signature

Chief Compliance Officer

Title



LACEY LOPEZ
Notary Public
State of Washington
Commission # 20110872
My Comm. Expires Sep 30, 2023

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of WA
County of King
The forgoing document was signed
before me 26th day of February, 2021
Lacey Lopez my commission expires: 9/30/2023

COLDSTREAM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

ASSETS		
Cash	$	198,700
Accounts receivable		4,000
Other assets		64,046
TOTAL ASSETS	$	266,746

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	17,142
Due to related party		52,791
TOTAL LIABILITIES		69,933

CONTINGENCIES (Note 4)

SHAREHOLDER'S EQUITY		
Common stock, no par, 112 shares authorized, issued and outstanding		10,000
Additional paid-in capital		477,741
Accumulated deficit		(290,928)
TOTAL SHAREHOLDER'S EQUITY		196,813
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	266,746

The accompanying notes are an integral part of these financial statements.

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020

NOTE 1 –ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Coldstream Securities, Inc. (the "Company") is incorporated in the state of Delaware and is a wholly-owned subsidiary of Coldstream Holdings, Inc. (the "Parent"). The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission and conducts business primarily in private placements, variable annuities, mutual funds trails, 12b-1 fees, variable annuity commissions, referral fees and state directed 529 plan commissions to customers throughout the United States.

The Company is affiliated with The Rainier Group, Inc. (RGI). RGI is a business consulting firm that advises the owners of mid-market, privately held companies on strategic issues such as management succession, ownership transition, key employee retention, corporate governance, and business valuation. In the course of delivering its consulting services, RGI may advise a business owner that their best strategic option is to sell their business. In these cases, RGI refers the business owner to a reputable third-party mid-market investment banking firm that has expertise in the RGI client's industry to market the business for sale. RGI has referral agreements with various third-party investment banks which specify that upon the successful sale of the business by the investment bank, RGI shall receive a referral fee which is typically a percentage of the success fee the investment bank charges the seller, which is recorded as revenue by the Company. Referral fees are earned when the referral is accepted by the client. Referral fees are not recognized at the time the referral is completed because there are multiple requirements to meet per the contract due to the timing of closing of transactions between the referral and the client, the closing price and payment conditions established between the parties. Revenue will not be recognized until it is probable that a significant reversal will not occur. Coldstream Securities Inc. earned referral fee revenues in 2020 totaling $490,620.

Commission revenues are sourced from state directed 529 plans, mutual funds, and annuities. A portion of the revenue from mutual funds and annuities are based on a fixed rate applied, as the performance obligation is satisfied at the time of each individual sale. The remaining revenue is recognized over the time the client owns the investment or holds the contract and is generally earned based on a fixed rate applied, as a percentage, to the net asset value of the fund, or the value of the insurance policy or annuity contract. The ongoing revenue is not recognized at the time of sale because it is variably constrained due to factors outside the Company's control including market volatility and client behavior (such as how long clients hold their investment, insurance policy or annuity contract). The revenue will not be recognized until it is probable that a significant reversal will not occur.

Cash consists of cash on hand, checking and savings accounts. There are no withdrawal restrictions on cash. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2020. Accounts receivable, including amounts due from selling agent, are stated at the amount that management expects to collect. As of December 2020, the Company recognized $4,000 outstanding accounts receivables, expected to collect in the first quarter of 2021.

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
<u>December 31, 2020</u>

The Company files a consolidated federal tax return with its Parent. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company accounts for income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) Topic 740-10, *Accounting for Income Taxes*. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits as changes to income in income tax expense, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2020.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
<u>December 31, 2020</u>

NOTE 2- NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined under such provisions. At December 31, 2020, the Company had net capital and net capital requirements of $132,767 and $5,000 respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.53 to 1.0.

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company and its Parent are under common control and the existence of that control creates operating results and financial positions significantly different than if the companies were autonomous. Company utilizes space, personnel and other services and overhead which are incurred by affiliated companies. These services, totaling $22,440, were transacted in the normal course of business, and were recorded as specific expenses in the period provided.

NOTE 4 – CONCENTRATIONS AND CREDIT RISK

The Company may from time to time be involved in regulatory examinations, potential inquiries, investigations, and proceedings by the SEC, FINRA, or other state and local regulatory agencies. At December 31, 2020, there were no pending or threatened litigation, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with FASB ASC 450, *Accounting for Contingencies*.

During the year ended December 31, 2020, the Company received referral fees from one client which represent 84% of revenues recorded during the year.

The Company maintains cash balances in one financial institution, which is insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. The company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the bank and believes that any potential loss is minimum, if any.

COLDSTREAM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
<u>December 31, 2020</u>

NOTE 5 – SUBSEQUENT EVENT

Subsequent events are events or transactions that occur after the date of the statement of financial condition but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of financial condition, including the estimates inherent in the process of preparing the financial statements.

The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of financial condition but arose after the date of the statement of financial condition and before the financial statements were available to be issued. The Company has evaluated subsequent events through February 24, 2021, which is the date the financial statements were available to be issued.



Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
Coldstream Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Coldstream Securities, Inc. (the "Company") as of December 31, 2020, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Seattle, Washington
February 24, 2021

We have served as the Company's auditor since 2014.